Exhibit 99.1

J-Star Holding Co., Ltd. Files Interim Financial Report on Form 6-K

Company is Highlighting Strategic Focus on U.S. Opportunities, Balance Sheet Improvement, and Management Commitment

TAICHUNG, TAIWAN and HOUSTON, TX — October 23, 2026 — J-Star Holding Co., Ltd. (Nasdaq: YMAT) (“J-Star” or the “Company”), an innovator in advanced composite manufacturing, today announced it has filed its unaudited interim financial results for the six months ended June 30, 2026, on Form 6-K with the U.S. Securities and Exchange Commission.

Backed by a robust operating heritage spanning over 50 years and guided by leadership with three decades of hands-on global industrial experience across the globe, J-Star has consistently navigated global industrial evolutions through an unyielding commitment to execution and core operations. Building upon this foundation of discipline, J-Star executed a deliberate and strategic pivot during the first half of 2026; whereby we proactively exited from high-risk outsourced production in China to focus our business in new opportunities in the United States.

Financial and Operational Highlights for the Six Months Ended June 30, 2026

For the six months ended June 30, 2026, the Company reported operating revenue of $6.8 million, compared to $10.6 million in the prior-year period, and an improvement in total equity from a negative $6.8 million at the close of December 2025 to a positive $2.8 million as of June 30, 2026, completely wiping out the prior year’s deficit to leave the Company in a debt-free position. The year-over-year revenue decline was largely an intentional and strategic decision designed to eliminate legacy original equipment manufacturing business in China and pivot resources toward U.S. manufacturing operations for commercial and defense unmanned aerial systems.

During this period, the Company made significant improvement to its balance sheet. J-Star executed on a debt to equity conversion by eliminating an $8.2 million related-party loan into Class A ordinary shares as well as the irrevocable cancellation of shareholder debt by the Chief Executive Officer, Jing-Bin Chiang. At the period ending June 30, 2026, the company has essentially eliminated most of its debt outstanding.

Total equity also rebounded from a negative $6.8 million at December 31, 2025 to a positive $2.8 million as of June 30, 2026. By completely eliminating prior year’s deficit, J-Star is now in a position of strength as the Company navigates 2026.

For the six months ended June 30, 2026, the Company recorded $1.1 million in share-based compensation. This is crucial in attracting top-tier engineering talent as well as management’s commitment to align with its shareholders as the Company executes its strategic business plan in the U.S.

The Company also recorded professional service expenses of $372,000, reflecting expenses related to SEC and Nasdaq compliance. These strategic investments in talent alignment and U.S. regulatory readiness largely accounted for our operating expenses during this transitional period, underscoring management’s commitment to our long-term growth and corporate governance as we execute our strategic business plan in the United States.

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Management Commentary & Expression of Gratitude

Mr. Jing-Bin Chiang, the Chairman of the Board of Directors and Chief Executive Officer of J-Star, commented:

“The decline in revenue for the first half of 2026 was entirely an intentional and strategic decision. We decisively eliminated our risk exposure by exiting our outsourced production and legacy assets in China in order to focus on attractive opportunities in the U.S. through a series of strategic partnership and investments. While pivoting on our operations, we also executed a plan to strengthen the balance sheet by converting millions in loans to equity, providing a solid footing as we execute on that strategic plan.”

“I want to express my deepest appreciation to our entire team for their dedication and commitment to the Company,” continued Mr. Chiang. “With the improvement in our balance sheet, we are well positioned to move forward in our strategic plan and execution in advancing our U.S. drone manufacturing operations.”

About J-Star Holding Co., Ltd.

J-Star Holding Co., Ltd. is a global manufacturer of carbon fiber and composite material products, with a legacy in high-performance cycling components and a growing portfolio of applications across healthcare, automotive, and other advanced materials markets. For more information, visit j-starholding.com.

Backed by a 50-year legacy of industrial excellence, J-Star Holding Co., Ltd. (Nasdaq: YMAT) develops and commercializes cutting-edge technology in carbon reinforcement and resin systems. Headquartered in Taichung, Taiwan, with IP technology developed to facilitate its expansion into United States, J-Star is dedicated to delivering high-performance composite solutions for next-generation mobility, sports, and defense applications.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s capital markets strategy, its U.S. expansion plans, and its evaluation of opportunities in aerospace and defense-adjacent markets. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially, including those described in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F and its registration statement on Form F-3, as amended. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

Contact

Matt Chesler, CFA

FNK IR

646-809-2183

investor@j-starholding.com

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